

June 21, 2012

Via E-mail
Mr. Peter van Bommel
Chief Financial Officer
ASM International N.V.
Versterkerstratt 8, 1322 AP
Almere, the Netherlands

>   **Re: ASM International N.V.**
>   **Form 20-F for the year ended December 31, 2011**
>   **Filed March 28, 2012**
>   **File No. 000-13355**

Dear Mr. van Bommel:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2011

Financial Statements, page F-1

Note 3 – Acquisition, page F-18

1. We see that you acquired the SEAS entities from Siemens in January 2011 for cash consideration of €36.5 million, recognizing a bargain purchase gain totaling €109 million. We also see that as part of the purchase agreement you entered into certain commitments to fund the SEAS entities' operations and agreed to certain restrictions on your ability to manage those entities. Please help us better understand the transaction and related accounting by responding to the following items:

- Tell us how you performed the reassessment of measurement procedures for bargain purchase gains as described in FASB ASC 805-30-30-4 through -30-6.
- Describe to us the business purpose of the financing commitments and operating restrictions agreed to with Siemens as set forth in paragraphs four through seven of page F-18.
- Describe to us whether, and if so how, the commitments to Siemens were considered in the application of the acquisition method.
- Clarify for us whether you expect the financial and other commitments agreed to with Siemens will have a material negative impact on your liquidity or results of operations. We note your disclosure that the SEAS entities had years of losses.
- In light of your disclosure that the acquired entity had incurred years of losses as a factor leading to the bargain purchase gain, describe to us the circumstances leading to the apparent post-acquisition improvement of the SEAS entities' operations as described in the last paragraph of the Acquisition footnote on page F-20.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Gary Todd, Reviewing Accountant, at (202) 551-3605 if you have any questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3676.

Sincerely,

/s/ Gary Todd for

Brian Cascio
Accounting Branch Chief